Exhibit 99.2

Baidu to Acquire JOYY’s Live Streaming Business in China

BEIJING, China, November 16, 2020 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), a leading search engine, knowledge and information centered Internet platform and AI company, today announced that the Company had entered into definitive agreements with JOYY Inc. (“JOYY”). Pursuant to the agreements, Baidu will acquire JOYY’s domestic video-based entertainment live streaming business in China (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of the transaction is subject to certain conditions and is currently expected to occur in the first half of 2021.

“Baidu has built a vibrant mobile ecosystem in the past few years to enable the fast growth of our non-advertising revenues by increasing log in users, adding social engagement to our platform and expanding non-advertising offerings, including membership, live streaming and online games. This transaction will catapult Baidu into a leading platform for live streaming and diversify our revenue source.” said Robin Li, Co-Founder and CEO of Baidu. “YY Live comes to Baidu bringing great synergy. YY Live stands to benefit from Baidu’s large traffic and thriving mobile ecosystem, while Baidu will receive immediate operational experience and knowhow for large-scale video-based social media development, as well as an enviable creator network that will further strengthen Baidu’s massive content provider network. Together with the team from YY Live, Baidu hopes to explore the next-generation livestreaming and video-based social media that can expand beyond entertainment into the diversified verticals on Baidu platform.”

About Baidu

Baidu, Inc. is a leading search engine, knowledge and information centered Internet platform and AI company. The Company’s mission is to make the complicated world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

1 / 2

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

2 / 2